UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Scarpinato, Joseph N.
   250 East Carpenter Freeway
   Irving, TX  75062-2729
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/30/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |9/6/00|F   |V|15,391(1)         |D  |$36.63     |                   |D     |                           |
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Class A Common Stock       |11/30/|D   |V|49,860.87 (2)     |D  |(2)        |0                  |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |11/30/|D   |V|5,889.18          |D  |(3)        |0                  |I     |By 401(k) plan             |
                           |00    |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |11/30/|D   |V|5,000             |D  |(4)        |0                  |I     |By Spouse                  |
                           |00    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Options         |$14.50  |11/30|D   |V|63,800     |D  |(5)  |5/7/2|Class A Comm|63,800 |(6)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |006  |on Stock    |       |       |            |   |            |
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Stock Options         |$21.63  |11/30|D   |V|33,000     |D  |(5)  |1/2/2|Class A Comm|33,000 |(7)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |007  |on Stock    |       |       |            |   |            |
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Stock Options         |$35.31  |11/30|D   |V|48,000     |D  |(5)  |1/1/2|Class A Comm|48,000 |(8)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |008  |on Stock    |       |       |            |   |            |
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Stock Options         |$42.25  |11/30|D   |V|60,000     |D  |(5)  |1/4/2|Class A Comm|60,000 |(9)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |009  |on Stock    |       |       |            |   |            |
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Stock Options         |$25.56  |11/30|D   |V|70,000     |D  |(5)  |1/4/2|Class A Comm|70,000 |(10)   |0           |D  |            |
                      |        |/00  |    | |           |   |     |010  |on Stock    |       |       |            |   |            |
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Phantom Stock Units   |1-for-1 |11/30|D   |V|1,954.76   |D  |(11) |(11) |Class A Comm|1,954.7|(11)   |0           |D  |            |
                      |        |/00  |    | |           |   |     |     |on Stock    |6      |       |            |   |            |
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Phantom Stock Units   |1-for-1 |11/30|D   |V|12,326.40  |D  |(12) |(12) |Class A Comm|12,326.|(12)   |0           |D  |            |
                      |        |/00  |    | |           |   |     |     |on Stock    |40     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Payment of tax liability by delivering or withholding securities incident to the vesting of a security issued in accordance with Rule 16b-3.
2. Includes 962.80 shares acquired under the company's discounted employee stock purchase plan in April, July and October 2000. Disposed of pursuant to a merger agreement between issuer and Citigroup Inc. in exchange for 36,567.96 shares of Citigroup Inc. common stock having a market value of $49.81 per share on the effective date of the merger.
3. Disposed of pursuant to a merger agreement between issuer and Citigroup Inc. in exchange for 4,319.13 shares of Citigroup Inc. common stock having a market value of $49.81 per share on the effective date of the merger.
4. Disposed of pursuant to a merger agreement between issuer and Citigroup Inc. in exchange for 3,667 shares of Citigroup Inc. common stock having a market value of $49.81 per share on the effective date of the merger.
5. All options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years.
6. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 46,791 shares of Citigroup Inc. common stock for $19.77 per share.
7. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 24,202 shares of Citigroup Inc. common stock for $29.49 per share.
8. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 35.203 shares of Citigroup Inc. common stock for $48.15 per share.
9. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 44,004 shares of Citigroup Inc. common stock for $57.61 per share.
10. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 51,338 shares of Citigroup Inc. common stock for $36.22 per share.
11. These phantom stock units, acquired pursuant to AFS's excess benefit plan, were assumed by Citigroup Inc. in the merger and replaced with 1,433.62 Citigroup Inc. phantom stock units and will be settled upon the reporting person's retirement or other termination of service.
12. These phantom stock units, acquired pursuant to AFS's deferred compensation plan, were assumed by Citigroup Inc. in the merger and replaced with 9,040.18 Citigroup Inc. phantom stock units and will be settled upon the reporting person's retirement or other termination of service.
SIGNATURE OF REPORTING PERSON
/s Frederic C. Liskow on behalf Joseph N. Scarpinato
DATE
December 8, 2000